Exhibit 4.1

Triple P Systems & Networks B.V. – Master contract supply of Personal Computers and hardware components

MASTER CONTRACT

Supply of Personal computers and hardware components

N0 5078710/07/DBOB

Principal	Ministry of Justice
(Operational Management and Management Support Department)
(Financial & Economic Affairs Dept.)
Address	Schedeldoekshaven 100
Postbus 20301
2500 EH THE HAGUE
Telephone	+31 (0)70 370 6712
Telefax	+31 (0)70 370 7971
Supplier	Triple P Systems & Networks B.V.
Contract number FEA-1882

September 2001

Ministry of Justice	5078710/01/DBOB

Account team for the Ministry of Justice

The members of the Account team are the principle contacts for the Ministry of Justice itself and their primary task is to maintain all contacts between the Ministry and Triple P.

Name	Position	Telephone number	E-mail address	Mobile tel. no.	Employed since
Nico van Hetrum	Senior Account Manager	0347 35 33 56	Nhertume@Triple-P.nl	06 55 833 662	1988
Ronald Barbier	Senior Account Manager	0347 35 33 52	RBarbier@Triple-P.nl	06 55 833 359	1993
Hans van Dijen	Account Manager	0347 35 33 44	HDijen@Triple-P.nl	06 55 833 360	1989
Dennis Dekker	Account Manager	0347 35 33 43	DDekker@Triple-P.nl	06 55 833 615	1993
Jochem Krijnen	Office staff	0347 35 33 27	Jkrijnen@Triple-P.nl	not applicable	2000
Barbara van der Well	Office staff	0347 35 32 76	BWell@Triple-P.nl	not applicable.	2001

The team can also be reached via a special fax number +31 (0)347 35 33 86

Nico van Hertum and Ronald Barbier are authorised within the account team for the Ministry of Justice to take all decisions on behalf of Triple P with respect to the present tender.

Triple P Nederland B.V., Business Unit Office Solutions
9 May 2001
EC no. 2001/S 67-045981
Reference number: 5078710/01/DBOB

1

MASTER CONTRACT

Supply of Personal Computers and Hardware Components

N0. 5078710/01/DBOB

Principal	Ministry of Justice
Directie Bedrijfsvoering en Ondersteuning Bestuursdepartement (Operational Management and Management Support Department) Financial & Economic Affairs Dept.
Address	Schedeldoekshaven 100
P.O. Box 20301
2500 EH THE HAGUE
Telephone	+31 (0)70 370 6712

Fax	+31 (0)70 370 7971

Supplier	Triple P Systems & Networks B.V.
Contract number	FEA-1882
September 2001

The undersigned:

1.             the State of the Netherlands, whose seat is established in The Hague, (Ministry of Justice), hereinafter to be referred to as: “the Principal”, represented by: Mr M.M. Frequin, deputy Director-General

and

2.             Triple P Systems & Networks B.V., a private company with limited liability, established at Ir. D.S. Tuynmanweg 10 in Vianen [NL], hereinafter to be referred to as:  “the Supplier”, represented by Mr R.P. van den Bunt, Director, taking into consideration that:

•      The Supplier has tendered for the EC Non-public tender no. 5078710/01/DBOB pertaining to the purchase of personal computers, printers, servers, notebook computers, screens, scanners and network components (hereinafter to be referred to as: the Equipment) and the corresponding handling of warranties.

•      The Supplier has sufficiently acquainted himself with the environment within which the Equipment and any other options are to operate, the operating system and applications and the infrastructure which will be used, the current relevant organisation of the Principal, the processes in which the Equipment will be used and the data flows which will be subsequently maintained.  The Supplier has informed the Principal of the information needed for the above processes and the Principal has provided him with such information.

declare to have agreed as follows:

ARTICLE 1. SUBJECT OF THE CONTRACT

1.1           Insofar as the contract, the General Government Purchasing Conditions 1993, 1997 edition and/or the other appendices contradict each other, the following priority in the interpretation of the contract shall be given, whereby the first-mentioned document shall prevail over later mentioned documents:

1.             the contract;

2.             the General Government Purchasing Conditions 1993, 1997 edition;

3.             the Principal’s request for tender dated 21 May 2001, ref. 5078710/01/DBOB 2001-13539 NL;

4.             the Supplier’s tender dated 2 July 2001, reference NJVANH/BCN/020701;

5.             the supplement to the Supplier’s tender dated 2 August 2001, reference NHM/BCN/013103.

1.2           The Supplier undertakes to supply Equipment in accordance with the tender dated 2 July 2001 bearing reference NJVANH/BCN/020701 and the supplementary tender dated 1 August 2001 bearing reference NHM/BCN/013103, of which relevant parts have been attached as appendix 1, 3 and 4. Moreover, the Equipment will be constructed in such a way that it fully complies with the technical specifications and any other characteristics as have been documented in the Supplier’s tender. The Principal may place orders on various dates and for various locations.

1.3           The Supplier is responsible for the proper functioning of the Equipment. This responsibility also applies to components supplied or manufactured or activities carried out by third parties on instructions from the Supplier.

1.4           The Supplier undertakes, on the basis of this master contract and in the context of the arrangements relating to sub-orders, to supply the Equipment ordered by the Principal as individual sub-orders for the various locations. The Principal is under no obligation to place individual orders to supply Equipment.

1.5           Consultations about the manner in which this master contract will be implemented shall take place between representatives of both parties at least once every six months.

Permanent items on the agenda are: the realised level of service, turnover and marketing, complaints if any, discounts, surcharge percentages, terms of delivery and conditions. The turnover and marketing information must be supplied within 10 working days of the end of each calendar quarter, itemised per division, agency or institution per product group and sent to the Directie Bedrijfsvoering en Ondersteuning Bestuursdepartement (Operational Management and Management Support Department), Commerciële Zaken (Financial & Economic Affairs Dept.), P.O. Box 20301, 2500 EH in The Hague.

Arrangements which are made in writing during these consultations by the parties’ authorised representatives, shall be considered to be a supplement or an amendment to this master contract. Parties guarantee that the persons who take part in these consultations on their behalf are authorised to make arrangements that deviate from this master contract.

1.6           The Supplier has sufficiently acquainted himself with the Principal’s objectives with respect to the present agreement, the relevant organisation of the Principal, the processes for which the Equipment, Operating System and Application software will be used and the information flows that will be processed as a result. The Principal has sufficiently and properly informed the Supplier for that purpose, and will – if required – provide the Supplier with further information, insofar as such information is available.

1.7           The Principal is entitled to change, extend or add to the functionality and scope of the Equipment ordered from the Supplier by him and/or to replace it with other Equipment. After receipt of such a request for a change, an expansion, addition and/or replacement, the Supplier will submit a quotation to the Principal setting out the costs involved in said request. When submitting the quotation, the Supplier may not set out further or stricter conditions, other than a reasonable change of the agreed purchase price and delivery date. The agreed surcharge percentages as laid down in Appendix 3 will remain unchanged.

1.8           The Supplier undertakes, after consultation with the Principal, to inform the latter in writing about any changes in the nature or purchase price of the Equipment, any expansion and/or additions to the Equipment, as well as about discontinuation of production of the Equipment. The obligation to provide information also pertains to capacity, correction of defects, user experiences and pricing.

1.9           If necessary or desired for the optimum use of the Equipment and Operating System software, the Supplier will always undertake to inform the Principal in good time about new developments in the category of which the Equipment and Operating System software are part; he will also inform the Principal of any changes that have been made to the Equipment and Operating System software and of any modifications made with respect to the remedying of faults or compliance with any changes in the technical requirements.

1.10         This master contract incorporates the following documents:

•      Appendix 1: list of equipment and prices at the time the contract was signed;

•      Appendix 2: divisions and contacts within the Ministry of Justice with authority to place purchase orders, hereinafter to be referred to as the Purchasing authority(ies);

•      Appendix 3: agreed surcharge percentages;

•      Appendix 4: agreed method of handling warranties.

ARTICLE 2. SYSTEM RESPONSIBILITY

2.1           The Supplier guarantees that the Equipment will function reliably and in accordance with quality requirements to be set out on the basis of the specifications and experiences according to criteria of reasonableness and fairness for a period of 3 years after purchase of the Equipment. Furthermore, the Equipment will be free from any serial manufacturing or design faults. A serial fault is deemed to exist if more than 0.5 percent of the Equipment delivered suffers identical defects within a particular period.

2.2           If serial faults occur, the Supplier will consult with the manufacturer of the Equipment and offer the Principal a permanent solution which may consist of, but is not limited to, the replacement of component parts or entire units of the Equipment.

2.3           The system responsibility as described in the first paragraph also includes the responsibility for operating procedures and constructions required by or on behalf of the Supplier.

ARTICLE 3. COMMENCEMENT AND DURATION OF THE MASTER CONTRACT

3.1           This master contract comes into effect on 1 October 2001 and remains in force for two (2) years, with an option to extend the contract by one (1) more year, unless the contract is dissolved sooner by both parties in joint consultation.

3.2           The “Conditions” that already apply to earlier concluded Individual Orders shall continue to apply after termination of this master contract.

ARTICLE 4. FORMATION OF AGREEMENTS

An agreement, on the basis of an Individual Order, comes into effect as soon as the Principal has received the relevant written confirmation of the order by the Supplier, but at any rate on the 14th day after the date of dispatch of the order by the Principal, unless the Supplier has sent written notice before that date that the order has not been accepted.

ARTICLE 5. SPECIFICATION OF INDIVIDUAL ORDERS

5.1           Each Individual Order given on the basis of this master contract will include at least the following information:

•  order number and number of this master contract;

•  delivery address(es) of the Purchasing authority;

•  invoice address(es) of the Purchasing authority;

•  configuration of the Equipment and specification of the software (number, type and reference number respectively, brief functional description);

•  purchase price, volume discount and any other discount(s); contact person on behalf of the Purchasing authority and contact person on behalf of the Supplier.

ARTICLE 6.          PLACE OF DELIVERY

6.1           The place of delivery will be stated in the Individual Order.

The Principal is entitled to change the place of delivery up to 2 working day before delivery.

ARTICLE 7           DELIVERY AND INSTALLATION

7.1           The delivery of the Equipment by the Supplier will be effected on the day and to the place stated in the Individual Order; if the Purchasing authority has stated this in the Individual Order, also at a specified time.

7.2           The Supplier may not deliver the Equipment in instalments without the prior written permission of the Principal.

7.3           Parties will draw up proof of delivery immediately after the Equipment has been delivered. This proof will not effect the provision in this agreement pertaining to Acceptance and Warranty.

7.4           The Supplier is responsible for the proper packaging and transport of the Equipment. The Supplier will adhere to any procedures pertaining to the packing and unpacking of the Equipment drawn up by a person authorised to do so, and will also comply with the provisions of the ‘Packaging Covenant’. If the Purchasing authority so desires, the packaging material will be taken back free of charge.

7.5           The Principal is entitled to request that the Delivery of the Equipment takes place at a later or an earlier date than has been agreed. If this change should lead to demonstrable additional costs for the Supplier, the latter will be entitled to claim compensation for these additional costs.

7.6           If the Supplier knows or should know or can be expected to know that the Delivery of the Equipment, or parts thereof, will not take place on time, the Supplier will notify the Principal of this immediately and in writing and report the cause of the delay, as well as the measures he proposes to take to prevent or remedy the delay. All this shall not affect the Principal’s right to require Delivery on time. Should the Supplier be unable to deliver within the set period of time, the Principal will be entitled to cancel the order.

7.7           If required, the Supplier will begin with the Installation (if applicable) immediately after Delivery of the Equipment. The Equipment must be installed no later than the date(s) stated in the Individual Order.

7.8           If it is necessary for the purposes of Installation or connection under paragraph 7.7 to make adjustments to the Equipment or to other equipment present at the Principal’s premises, which have not been mentioned in the Supplier’s quotation, the costs of these adjustments will be borne by the Supplier. If the adjustments referred to in the previous paragraph have become necessary as a result of causes which arose after the Supplier had already submitted his quotation, and said causes cannot be attributed to the Supplier, the costs of these adjustments will be for the account of the Principal.

7.9           Each party is obliged to provide personnel of the other party with access to the premises where the activities needed to perform the obligations pursuant to this agreement must be executed; parties must also make it possible for these staff to carry out their activities under labour conditions that are customary for that party. Parties undertake to request their staff to observe the company rules applicable on the premises at which activities are performed. Insofar as and as long as this is necessary for the proper performance of this contract, parties will make accommodation and storage space available for the other party’s staff.

7.10         Neither party may demand fulfilment of the agreed delivery date or forfeiture of a delivery-related penalty payment for those days delay which are the result of:

a)             force majeure and/or

b)             failure to perform on the part of the other party and/or

c)             an extension of the period that was previously agreed within the framework of providing an order for contract extras for example.

ARTICLE 8           ACCEPTANCE

8.1           The Purchasing authority reserves the right to test the new Equipment before purchase during the term of the contract. The Supplier will have to make a number of configurations available free-of-charge for at least 2 weeks in order to have said configurations tested for this purpose. This testing will be non-destructive.

8.2           If the Principal wishes to carry out an Acceptance test, Parties will, in joint consultation, lay down procedures with respect to the working method to be used to carry out said test. The Acceptance test concerns the Equipment and the Documentation and is described in the Individual Order.

8.3           Immediately after the Acceptance test has been carried out, a report will be drawn up and signed by both parties. This report will document any defects found in the Equipment and it will also indicate whether the Principal has approved or rejected the Equipment.

8.4           Minor defects, which include those defects that will not within reason prevent the efficient use of the Equipment, will not be a reason for denying such approval, nor will they negate the Supplier’s obligation to repair such defects free-of-charge as referred to under paragraph 8.5.

8.5           The Supplier will remedy the defects documented in the report for his own account within the number of working days after the date of the report as referred to under paragraph 8.3 in the Individual Order.

8.6           If the Principal has not approved the Equipment during the first execution of the Acceptance test as referred to under paragraph 8.1, the Acceptance test will be repeated within 14 working days of the date of the report as referred to under paragraph 8.2. The second report will state whether the defects mentioned in the first report have been remedied and whether or not the Equipment has now been approved. With respect to non-remedied defects, the provisions of Articles 8.3, 8.4 and 8.5 shall apply mutatis mutandis.

8.7           If the Equipment is again rejected by the Principal after the second Acceptance test as referred to under paragraph 8.6, the Principal will be entitled to dissolve the Individual Order – either conditionally or partially - without the intervention of the courts and without any requirement to issue a warning or notice of default. In that case, the Supplier will be liable for any damage the Principal may or will suffer as provided in article 15 of the General Government Purchasing Conditions (ARIV 1993). Without prejudice to his right to compensation, the Principal is also entitled to require that the Supplier repair the defects for his own account.

8.8           If the Equipment is approved by the Principal, the date on which the report was drawn up and signed shall apply as its Acceptance date. In the event that the Equipment is to be accepted in instalments, a full test of the Equipment will take place before the results of the final instalment are accepted.

8.9           If the Supplier fails to fulfil his obligation to repair any defects in time, the Principal will be entitled, without prejudice to any further right he may have, to remedy these defects or have them remedied by third parties after prior written notice or consent for the account of the Supplier. The Supplier is obliged to give his full cooperation in this respect. In that case, the Supplier will be obliged to provide the relevant necessary information at the Principal’s first request.

ARTICLE 9.          TRANSFER OF OWNERSHIP

9.1           If no Acceptance test has been agreed or if one is not further stipulated, the ownership of the Equipment will be transferred to the Principal at the time of delivery.

9.2           If an Acceptance test was agreed, the ownership of the Equipment will be transferred to the Principal after Acceptance.

ARTICLE 10.       PRICES

10.1         In the context of this master contract, the Supplier will deliver Equipment during the term of the contract at a net price, this being the Supplier’s purchase price according to the price list for Equipment applicable at the date of the Individual Order increased by a previously submitted surcharge percentage in conformity with Annex 3.

10.2         The Supplier guarantees that if, during the term of this contract, it should transpire that any party in the Netherlands was to be charged a lower standard net price (specific project offers excluded) than the price agreed in this agreement, the Supplier will deliver the same product at the same lower price to the Ministry of Justice.

10.3         Prices are in Dutch guilders and in Euros, excluding BTW (Dutch VAT), and are based on delivery free domicile to the agreed address.

10.4         The Supplier shall ensure that the Principal will always have the latest information about the Equipment as mentioned in this master contract, including technical specifications, prices for equipment and software, etc.

ARTICLE 11.       CONFIDENTIALITY AND INDEMNITY

11.1         Without prejudice to the powers assigned to the Principal in this contract, both parties will maintain strict confidentiality with respect to information about each other’s organisations and conduct of business, the working of the Equipment, files and software. Unless prior written permission has been obtained from the other party, neither party will give any information and/or data carriers made available to him which do not fall within the scope of this agreement to any third party, and will only make such information known to third parties if this should prove necessary in order to carry out the agreed performance. Parties will require their staff to comply with these confidentiality provisions.

11.2         The Supplier will indemnify the Principal against liability from third parties regarding any possible breach of intellectual property rights of third parties, the so-called personal rights, including liability with respect to know-how, unlawful competition, etc.

The Supplier undertakes to take all measures that contribute to avoiding stagnation for the Principal and that limit any extra expenses and/or damage for the account of the Principal; the costs of these measures will be borne by the Supplier.

Without prejudice to the provisions mentioned earlier in this paragraph, the Principal is, if third parties should hold the Principal liable for violating intellectual property or any other intellectual rights as have been described above on the basis of obviously not unfounded arguments, entitled to dissolve this agreement in writing, in whole or in part, out-of-court, whether or not with retrospective effect, without prejudice to his further statutory rights. The Principal will not use his right to dissolve this agreement other than after prior consultation with the Supplier.

ARTICLE 12.       AMENDMENTS AND ADDITIONS

12.1         Amendments or additions to this master contract will only be legally valid and binding upon parties after such amendments and additions have been agreed by the Supplier and the Principal in writing in the form of an appendix to this master contract.

ARTICLE 13. TRANSFER OF RIGHTS AND OBLIGATIONS

13.1         Parties may not transfer any of their rights or obligations regarding this master contract and/or an Individual Order in whole or in part to third parties without the prior written permission of the other party. This permission will not be refused without reasonable cause; the party giving permission is, however, entitled to attach conditions to the granting of such permission. Transfers effected in violation of the provisions above will be deemed null and void with regard to the other party.

13.2         If, during the implementation of this contract and/or an Individual Order, the Supplier wishes to use the services of third parties, either by subcontracting or by the temporary hiring of staff, he may only do so after having obtained the written permission of the Principal, which permission may not be withheld for unreasonable reasons. When giving permission as referred to in this paragraph, the Principal is entitled to attach conditions to the approval or to limit its duration.

Any written permission given by the Principal will not affect the Supplier’s responsibility and liability to fulfil his obligations pursuant to this agreement and/or an Individual Order and his obligations as an employer pursuant to tax and social security legislation.

13.3         If the Principal:

•      transfers the whole or the main part of the Equipment mentioned in an Individual Order to a third party on normal commercial conditions, or

•      subcontracts data processing to a data-processing centre, or

•      subcontracts the management of the data processing, or

•      decides to hive off a part of the organisation which is to carry out the activities with regard to the software processing or any part thereof as referred to in this contract, the Principal is entitled to simultaneously transfer the powers vested in him by virtue of this contract and/or an Individual Order to said third party, provided that this party is solvent and prepared to take over the corresponding obligations towards the Supplier. The Principal has then discharged his obligations towards the Supplier. The Supplier may not stipulate any additional conditions to the Principal nor to the relevant third party.

ARTICLE 14. GENERAL TERMS AND CONDITIONS

14.1         This contract is subject to the General Government Purchasing Conditions 1993, 1997 edition, hereinafter to be referred to as:  the ARIV 1993, 1997 edition, except where this contract deviates from these conditions. No other general conditions shall apply to this contract.

14.2         The ARIV 1993, 1997 edition, was published in the (Netherlands) Government Gazette. If the Supplier so requires, the Principal will send him a copy of the ARIV 1993, 1997 edition, without delay. The Supplier may not invoke ignorance of the contents of the ARIV 1993, 1997 edition.

14.3         In addition to the ARIV, it is agreed that the Supplier’s liability for immediate damage will never exceed NLG 5,000,000 per event or series of related events.

14.4         Additions or amendments to the “Conditions” shall not affect the legal force and effective period of this master contract and associated agreements.

14.5         This master contract is subject to the laws of the Netherlands.

Drawn up and signed in quadruplicate,

in witness whereof:

the Principal and the Supplier have signed this instrument.

The State of the Netherlands	Triple P Systems & Networks B.V.
Mr. M.M. Frequin	Mr R.P. van den Bunt
Deputy Secretary-General	Director
Ministry of Justice

[Signature] /s/ M.M. Frequin	[Signature] /s/ R.P. van den Bunt

FEA-1882	Principal:	Supplier

Translator’s note:

This English language document is a translation. In the event of any dispute as to the interpretation of any of the conditions herein, the official language version will prevail.

Contract of modification no. 4600000928 (formerly FEA no. 1882)

This instrument concerns the renewal of agreement 4600000928 (formerly FEA no. 1882) on the following conditions:

ARTICLE 3.   “COMMENCEMENT AND DURATION OF THE MASTER CONTRACT”

3.1           The duration of master contract 4600000928 has been modified and will be renewed for the definite period of one (1) year, which commences on 1 October 2003 and expires on 30 September 2004.

ARTICLE 10. “PRICES”

10.1         In the context of this master contract, the Supplier will deliver Equipment during the term of the contract at a net price, this being the purchase price paid by the Supplier according to the price list for Equipment applicable on the date of the Individual Order increased by a previously submitted maximum surcharge percentage in conformity with Annex 3.

All other provisions of contract 4600000928 shall continue to apply unchanged to this renewal.

In witness whereof,

The State and the Contracting party have signed this instrument,

Date:	Date:

The State of the Netherlands,	Triple P Systems & Networks B.V.

Ministry of Justice,	Represented by Managing Director
Represented by the deputy Secretary-General

/s/ L.H. Kok	/s/ R.P. van den Bunt
L.H. Kok	R.P. van den Bunt